EXHIBIT 4.7

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (this "Agreement") is made and entered into as of February 17, 2017 (“Effective Date”) by and among:

投资人一:中关村转化医学科技有限公司 (以下简称“ZTMST”或投资人一), 依据中华人民共和国法律成立的公司, 统一社会信用代码:911101083355172390,

注册地址:中华人民共和国北京市海淀区永丰屯538号1号楼101

the Investor1: Zhongguancun Translational Medicine Science & Technology Co., Ltd. (hereinafter referred to as “ZTMST” or the Investor1), a company registered under the laws of People's Republic of China, Company registration number 911101083355172390, having its principal place of business located at Room 101, Building 1, 538 Yongfengtun, Haidian District, Beijing, China

投资人二:重庆两江源创转化医学科技有限公司 (以下简称“CLYTMST”或投资人二), 依据中华人民共和国法律成立的公司, 统一社会信用代码:91500000MA5U8WD90,

注册地址:中华人民共和国重庆市两江新区水土工业园区云禾路62/64/66号

the Investor2: Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd. (hereinafter referred to as “CLYTMST” or the Investor2 ), a company registered under the laws of People's Republic of China, Company registration number 91500000MA5U8WD90, having its principal place of business located at No. 62/64/66 Yunhe Road, Shuitu Industrial Park, Liangjiang New District, Chongqing, the P.R.China

投资人三:北京巴斯巴生物医学工程科技发展有限公司(以下简称“BASIBA ”或投资人三), 依据中华人民共和国法律成立的公司, 统一社会信用代码:91110108MA004HDLXC

注册地址:中华人民共和国北京市海淀区永丰屯538号1号楼258室

the Investor3: Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd. (hereinafter referred to as “BASIBA” or the Investor3), a company registered under the laws of People's Republic of China, Company registration number 91110108MA004HDLXC, having its principal place of business located at No. 258, Building 1, No. 538 Yongfeng, Haidian District, Beijing, the P.R. China

投资人四:北京济士大泽生物科技中心(以下简称“Jishi”或投资人四), 依据中华人民共和国法律成立的公司, 统一社会信用代码:91110108MA0091RL20,

注册地址:中华人民共和国北京市海淀区永丰屯538号1号楼337室

the Investor4:Beijing Jishi Daze Biological Science & Technology Center (hereinafter referred to as “Jishi” or the Investor4), a company registered under the laws of People's Republic of China, Company registration number 91110108MA0091RL20, having its principal place of business located at No. 337, Building 1, No. 538 Yongfeng, Haidian District, Beijing, the P.R. China

投资人一、投资人二、投资人三和投资人四(统称为“投资人”)为本协议项下的投资、以及任何未来投资人在公司或为公司采取的作为或不作为行动的一致行动人, 其中, 投资人一为牵头方。

the Investor1, the Investor2, the Investor3 and the Investor4 (collectively referred to as the “Investor”) are concerned parties in the investment under this Agreement and any future act or omission of the Investor in or for the Company, among which the Investor1 is the leading party .

and

Nano Textile Ltd., a company registered under the laws of Israel, Company registration number 514997741, having its principal place of business located at 14 Sade Itzhak, Nahariya 2230507, and Israel (hereinafter referred to as the “Company”

[“Parties” shall mean Investor and the Company or either of them when used in the singular form].

WHEREAS, The Board of Directors of the Company (the "Board") has determined that it is in the best interests of the Company to raise capital by means of issuance of up to 35,256,844of the Company’s shares (the “Shares”) to the Investor, on the terms and conditions more fully set forth in this Agreement on a fully diluted basis;

and

WHEREAS, under the Memory of Understanding (the “MOU”) by and between the Company and ZTMST, as the leading party of the Investor, dated December 19, 2016, the Investor transferred to the Company an advance payment in the amount of US$ 200,000 on (the “Down Payment”), to grant 3% of the issued and outstanding equity securities of the Company; and

WHEREAS, the Investor wishes to further invest in the Company pursuant to the terms and conditions more fully set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1.	Preamble Schedules and Interpretation

1.1.	The preamble and Schedules hereto constitute an integral part hereof.

1.2.	The headings of the sections and subsections of this Agreement are for reference only, and are not to be considered in construing this Agreement.

1.3.	For the purpose of this Agreement and to clarify the territory for future sub-license territory, “China” means the People’s Republic of China including the Hong Kong Special Administrative Region, the Macao Special Administrative Region but not the Taiwan Region.

1.4.	The Company Technology shall mean: Using roll to roll machine for single action process both at once: Breakdown of metal oxides to Nano scale particles and Embedment onto fabric’s surface to make become antibacterial.

2.	Issue and Sale of Shares.

2.1.	Subject to the terms and conditions hereof, at the Closing (as defined below) the Company shall issue and allot to the Investor, in consideration of a total of Two Million US Dollars (US$2,000,000) (the "Investment Amount") 35,256,844 shares (the "Shares"), or other number of shares that on the Closing shall be equal to 30% of the issued and outstanding equity securities of the Company (the “Investment”) on a fully diluted basis, among which:

2.1.1	The Company shall issue in favor of the Investor1 35% of the new issued and outstanding equity securities of the Company, i.e. 12,339,896 shares, representing 10.5% of the all issued and outstanding equity securities of the Company (including the 3% that were granted to Investor 1 in consideration for the advance payment).

2.1.2	The Company shall issue in favor of the Investor2 35% of the new issued and outstanding equity securities of the Company, i.e.12,339,896 shares , representing 10.5% of the all issued and outstanding equity securities of the Company.

2.1.3	The Company shall issue in favor of the Investor3 15% of the new issued and outstanding equity securities of the Company, i.e. 5,288,526 shares, representing 4.5% of the all issued and outstanding equity securities of the Company.

2.1.4	The Company shall issue in favor of the Investor4 15% of the new issued and outstanding equity securities of the Company, i.e. 5,288,526 shares, representing 4.5% of the all issued and outstanding equity securities of the Company.

2.2.	The investment from the Investor will be used for the following: industrial manufacture including but not limited to: factory rent, purchase machines and related equipment and staff, scale up, optimization etc, promoting technological development of additional applications of the technology, product promotion and marketing and penetrating markets worldwide. Development of additional applications etc. day to dayy management and staff salaries, prompting the trade in the OTC market, developing the patents and extend the patent and their protection, raising further funds, as described in the budget and business plan Schedule 1 as attached.

3.	Plans for transitional period of the investment

3.1	Transitional period of the investment is a period from the execution date of this Agreement to the completion of changing registration for shareholding with competent authority.

3.2	During the Transitional period the Company shall carry on the business in the ordinary and proper course and in strict accordance with Israeli laws and regulations; and the Company shall inform the Investor regarding any substantial or material change in the Company’s policy and\or operation and\or business and\or financials and\or any other actions that will bring significant adverse impact on the Company;

4.	Closing of Issue

4.1.	The Closing. Subject to the terms and conditions of this Agreement, the issuance and allotment by the Company to the Investor of the Shares shall take place until April 30 2017 or until any Extended Closing Date according to the parties’ written agreement. The Closing shall be held remotely via the exchange of documents and signatures or such other time as the Company and the Investor mutually agreed upon in writing (the “Closing”).

4.2.	Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

4.2.1.	The Investor shall deliver the following items to the Company:

(a)	The Investment Amount: 2 million USD (US$2,00,000) (hereinafter: the “Closing Amount”) shall be transferred to the Company's Bank Account upon the Closing Date, and in no event later than April 30, 2017 or an extended date as shall be agreed by the Parties..(the "Closing" or "Closing Date" or “Extended Closing Date”).

(b)	The Investor shall provide the Company with a formal bank document approving the transfer of the Closing Amount.

(c)	Investor alone shall be responsible to obtain prior to the Effective Date and/or Closing Date any documents and/or approval required by law, including any third party written waivers and/or approvals which may be required for the execution of this Agreement, including without limitation, any approval or recordation by government authorities on the transaction, such as MOFCOM, SAFE, tax and other authorities concerned, if required. The Investor shall deliver a copy to the Company of any such documents and approvals obtained. In any event, any delay in the obtainment of any of the above shall not justify any delay in the transfer of the Closing Amount, and shall not delay such transfer.

(d)	In the event that the Closing Amount is not transferred to the Company as of the Closing Date, as applicable, in full by the Closing Date, but Investor 2 transferred the consideration of 700,000 USD to the Company then, for an amicable cooperation, the Company shall consider to extend the Closing Date for a period of 30 days until May 31, 2017 for the Investor to have additional time for the approval and recordation process. During the Extended Closing Term, the Investor and the Company shall jointly make efforts to settle the payment issue (including but not limited to the full payment to be made by any one or more of the four Investors, or any third party to be confirmed by the Investor and the Company).

(e)	only in case the Investor still cannot pay in full before May 31, 2017, the Company shall be be entitled to one of the following: (1) change the agreement that the Company will not issue the shares equal to 30% of the issued and outstanding equity securities of the Company but issue 35,256,844__________________shares . (2) Impose the Investor the liquidated damages in the ratio of 0.25% per week (odd days shall be deemed as a full week) from June1, 2017 until the Extended Closing Date as shall be agreed by the parties. (3) To annul this Agreement by written notification to the Investor, and the Investor shall not be entitled to any compensation or right except for the shares granted under the MOU. The above shall not derogate from any other remedy to which Company shall be entitled to.

4.2.2.	The Company shall deliver to the Investor the following documents:

(a)	A true and correct copy of the resolutions of the Company's shareholders in the form attached hereto as Schedule 2 approving (i) the Company’s execution, delivery and performance of this Agreement, and any other ancillary documents to which the Company is a party hereby and thereby; (ii) the issuance of the Shares to the Investor against payment of the Investment Amount in accordance with the terms of this Agreement; (iii) in case the AOA shall be amended, the adoption of the Amended and Restated Articles of Association of the Company and/or Shareholders agreement (the “Amended Articles”);

(b)	A true and correct copy of a resolution of the Company's Board of Directors (the "Board") in the form attached hereto as Schedule 3 approving, inter alia, (i) the Company’s execution, delivery and performance of this Agreement, and any other ancillary documents to which the Company is a party hereby and thereby; (ii) the issuance of the Shares to the Investor against payment of the Investment Amount in accordance with the terms of this Agreement;

(c)	the Company shall provide a true and correct copy of the Company’s share register, in which the issuance of the Shares has been registered in the name of the Investor and a copy of a notice which shall be filed with the Israeli Registrar of Companies about the share issuance and a copy of a notice which shall be filed with the Israeli Registrar of Companies about the appointment of the Investor’s director in the forms attached hereto as Schedule 4;

On the Closing Date, and as a condition to the Closing, the Investor shall deliver the full Investment Amount to the Company in immediately available funds.

5.	Management of the Company

5.1.	This Agreement and the contemplated issuance of the Shares according thereto shall not affect the operations of the Company's business which shall remain in the hands of the Company's current management team subject to the approval of the annual budget by the Board.

5.2.	After the Closing the Investor shall be entitled to be represented on the Board according to their equivalent shareholding percentage in the Company.

6.	Representations and Warranties of the Parties

6.1.	Organization. The Company is duly organized and validly existing under the laws of Israel. The Company has been listed in OTCBB with 12,255,732 registered shares out of the total 81,995,969 issued shares of the Company.

6.2.	Authorization. Each Party represents that it has the full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement have been authorized by all necessary corporate action. There is no legal or other impediment preventing either Party from entering into this Agreement.

6.3.	Any Company shares issued according to this Agreement will be duly and validly issued, fully paid and non-assessable and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company, conferring onto their holder such rights, preferences and privileges as set forth in the Company's Amended Articles.

6.4.	Financial Statements. Attached as Schedule 5 are the Company's audited consolidated financial statements as of and for the year ending December 31, 2015, and the Company’s unaudited balance sheet/management report for 2016.

6.5.	Business Plan and Budget. The Company’s business plan and budget for the year 2017, in the form attached hereto as Schedule 1 (the "Budget"), has been prepared in good faith and with professional care by the Company. To the Company's best knowledge, there are no other material facts or matters of which the Company is aware of, which may render the Budget untrue or misleading in any material way.

6.6.	Other than as explicitly stipulated herein, no representations and warranties of any kind are given with respect to the Shares and/or with respect to the Company.

6.7.	The Investor declares and warrants that it knows the Company and its business, and that it has made all the examinations it deems necessary in connection with this Agreement and the issuance and transfer of the Shares contemplated herein, and further declares and agrees that it and/or anyone on its behalf shall have no claims, demands, suits and/or contentions in connection thereto.

6.8.	Authority; No Breach. The consummation of the transactions contemplated hereunder and the performance of this Agreement by the Investor do not violate any applicable law, and will not result in any breach of, or constitute a default under, any agreement or instrument to which he is a party or under which it is bound. The execution and performance of this Agreement by the Investor have been duly authorized by all necessary actions (if applicable), and this Agreement has been duly executed and delivered by the Investor. This Agreement is valid and binding upon it and enforceable in accordance with its terms.

6.9.	Disclosure of Information. The Investor has had an opportunity to ask questions of the management of the Company and to obtain all information necessary to permit an informed evaluation of the benefits and risks associated with the transactions contemplated hereunder (including, without limitation, financial, legal, patent, technology and know-how, strategic, and other aspects of the transactions contemplated hereby). The Investor acknowledges and agrees that other than as set forth in this Agreement, the Company makes no representation or warranties to the Investor, with respect to the Shares and/or with respect to the Company.

6.10.	Experience. The Investor has experience in investing in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of a total loss of his investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares pursuant to this Agreement.

6.11.	The Investor undertakes that, as long as it holds any shares in the Company (a) all of the activities of the Investor and any affiliate thereof which is related to the Company's business or that may compete with the Company's business shall be performed by it and by all such affiliates solely and exclusively within the frame and for the benefit of the Company; (b) it will not, directly or indirectly: (i) be engaged in any activities, including without limitations development activities, relating to the Company's business; or (ii) carry on or hold control (50% or more of the voting power) and/or serve in any significant position, such as a director or an office holder in any company, venture, entity or other business (other than a minority interest in a publicly traded company) which directly competes with the products or services of the Company.

In addition to the above representations and warranties, for the accomplishment of expected purpose under this Agreement, the Company makes the following specific representations and warranties to the Investor on the execution date of this Agreement, and confirm that Investor’s entering into this Agreement is based on the full reliance of following representations and warranties:

(1)

Any agreements, contracts and legal documents to which the Company as one party, are lawful and effective and are binding on related parties. the Company and its related parties have appropriately performed their obligations under these agreements, contracts and legal documents according to the laws and contracts, and there is no breach behaviors that will lead to significant adverse impact on these contracts and circumstances that will cause any such breach; all important contracts that has been signed but not performed by the Company have already been disclosed to the Investor;

(2)

Other than the stock option plan and other due diligence documents disclosed by the Company, there is no other plan and arrangements on share motivation, stock option, remuneration related to profit and profit sharing bonus between the Company and shareholders, employees, consultants and any other subjects;

Other than the debts disclosed by the Company, as of the execution date of this Agreement, the Company has no any other debts or contingent debts to external parties.

(4)

Other than what has been disclosed, there are no affiliated transactions between existing shareholders or affiliated parties of the existing shareholders and the Company;

(5);

Other than what has been disclosed, as of the execution date of this Agreement, the Company does not involve, participate in any litigation or arbitrations;

(6);

As of the execution date of this Agreement, there is no guarantee made by the Company in favor of external parties;

(7)

Patents, no matter they are self-owned or licensed, are stable.

(8)

The Company undertakes that any information provided for the due diligence for this investment, and any representation and warranty that it makes herein is true, accurate and not misleading.

7.	Use of Proceeds. The proceeds of the Investment Amount shall be used by the Company as in accordance with the Budget as attached in Schedule 1.

8.	Confidentiality. The Investor shall keep in strict confidence any and all information pertaining to the Company’s business and shall not make any unauthorized disclosure of any proprietary information of the Company concerning activities of the Company and technology regarding the Company’s product research and development, patents, copyrights, customers, trade secrets and test results, processes, data and know-how, improvements, inventions, techniques and products (actual or planned), confidential information or knowledge (including, but not limited to the processes and technologies utilized and to be utilized in the Company's business, the methods and result of the Company's research, technical or financial information, or any other information or data relating to the business of the Company or any information with respect to any of the Company's customers and/or intellectual property), whether oral or in writing or in any other form, obtained by the Investor with respect to the Company. The aforesaid covenants regarding confidentiality shall be binding upon the Investor indefinitely and shall survive termination of the relationship between the Parties, for any reason.

9.	Taxes

Each Party will bear its own taxes and expenditures related to the negotiation of this Agreement and its execution.

10.	Governing Law and Jurisdiction

10.1.	This Agreement shall be governed by and construed in accordance with and governed by the laws (but not the conflict of laws rules) of the State of Israel, and the sole and exclusive jurisdiction and venue of any controversy or claim arising out of this Agreement shall be finally settled under the Rules of Arbitration of the Israeli Institute for Commercial Arbitration founded by the Federation of Israeli Chambers of Commerce.

11.	Other relevant agreement on the investment

11.1.	The Company offers to the Chinese JV to be implemented between the Company and the Investor in China an exclusive sublicense to use its Technology for the Chinese market only in China, all according and subject to the license agreement as shall be signed between the parties and subject to the Company’s agreement with Bar Ilan university. Also, the Company agrees to coordinate its existing investors and/or patent holders and/or other licenses/distributors to consider to take the future JV between the Company and the Investor to be established in China as a global production base.

11.2.	Aside from the direct investment of US$2,000,000.00 in the Company, the Investor is planning to invest US$ 1,000,000.00 in a JV between the Company and the Investor (without cash to be invested from the Company), which allows strategic collaboration and transfer of technology. The investors’ shareholding in the JV is 70% and the Company’s shareholding in the JV is 30% all according and subject to the JV agreement as shall be signed between the parties and subject to the Company’s agreement with Bar Ilan University

12.	Board Composition and Resolution .

12.1.	Upon Closing, and according to the current shareholders ratio in the company the Board of Directors of the Company shall be composed of 6 directors, of whom, 4 are appointed by the existing shareholders and 2 are appointed by and Investors.

12.2.	Any resolution regarding the usage of the Investment that will be substantially out of the scope of the usage of the investment as described in 2.2 in the agreement and Schedule 1, shall be unanimously approved by all directors in a duly singed Board Resolution.

12.3.	For as long as the Investor holds at least ten (10%) of the issued and outstanding share capital of the Company, it shall have the right to appoint, remove and replace one (1) non-voting observer to the Board (an “Observer”), who shall receive all notices of the Board meetings and shall receive any and all documentations provided to the members of the Board of Directors, subject to the provisions hereof. Such Observer shall be entitled to all information and notification rights afforded to members of the Board, provided that such Observer shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided and undertake to disclose any potential conflicts of interest and to remove itself from Board meetings and not be furnished with documents and materials in the event of a conflict reasonably foreseeable or ascertainable by the Observer. It is hereby clarified that the identity of the Observer is subject to the Company’s approval.

12.4.	The Board may exclude Observer from participating in a meeting or any portion thereof, or from receiving information, documents or material afforded to members of the Board, in circumstances were such Observer, had he/she been a member of the Board, would have been excluded from such meeting. For the avoidance of doubt, the Observer’s right to attend the meetings of the Board shall not apply to resolutions in writing made by the Board, and shall not prevent the members of the Board from making such written resolutions (provided that the Observer shall receive copies of all such written resolutions).

13.	Miscellaneous

13.1.	Entire Agreement; Amendment and Waiver. This Agreement and the Schedules attached hereto constitute the entire agreement between the Parties with regard to the subject matters hereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with an agreement in writing duly signed by the Parties. . In the event of any conflict between this Agreement (or any portion thereof) and any other agreement between the parties, the terms of this Agreement shall prevail.

13.2.	Further Assurances. Each of the Parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties. Attached hereto as Schedule 6 is a list of the documents a certified copy of which, the Investor, shall provide to the Company promptly following the Closing for the purpose of providing required reports to state authorities and/or financial institutions.

13.3.	Successors and Assigns; Assignment. Except as expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior written consent of each Party to this Agreement.

13.4.	Notices.

13.4.1	All notices required hereunder to be given to a Party shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such Party's address as set forth above in the preamble to this Agreement or such other address with respect to a party as such party shall notify each other party in writing.

13.4.2	Any notice sent in accordance with this Agreement shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

13.5.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent permitted by applicable law, to the meaning of the excluded provision.

13.6.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Investor:

/s/
中关村转化医学科技有限公司 Zhongguancun Translational Medicine Science & Technology Ltd.

By:
Title:
Date:	2017.2.17

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Investor:

/s/
重庆两江源创转化医学科技有限公司

Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd.

By:
Title:
Date:	2017.2.17

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Investor:

/s/
北京巴斯巴生物医学工程科技发展有限公司

Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd.

By:
Title:
Date:	2017.2.17

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Investor:

/s/
北京济士大泽生物科技中心

Beijing Jishi Daze Biological Science & Technology Center

By:
Title:
Date:	2017.2.17

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

The Company

/s/ Joshua Herchcovici

Nano Textile Co.

By:	Joshua Herchcovici
Title:	Chairman
Date:	17.2.2017